FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUEST BY WABASH NATIONAL CORPORATION
WNC CTR A-001
[WABASH NATIONAL CORPORATION LETTERHEAD]
June 28, 2006
Mr. Michael Fay
Accounting Branch Chief
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561

RE:	Wabash National Corporation – File Number 001-10883
Form 10-K for the year ended December 31, 2005
Form 10-Q for the Period Ended March 31, 2006
Dear Mr. Fay:
This letter is in response to your letter dated June 19, 2006 (the “comment letter”) to Mr. William P. Greubel, Chief Executive Officer of Wabash National Corporation (the “Company”), regarding the comments of the staff of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, Quarterly Report on Form 10-Q for the period ended March 31, 2006, and our letter to you of May 19, 2006.
The Company respectfully submits the following information and responses with respect to each comment contained in your comment letter. For ease of reference, each of the staff’s comments is set forth in italic type immediately before the corresponding response.
Response Letter Dated June 14, 2006
1. Refer to your response to prior comment number 1. Please tell us the periods within 2005 in which the amounts indicated were accrued and the basis for the timing of when recorded.
Response:
[INFORMATION REDACTED]. Our ongoing process is to review the current status of all known warranty issues on a quarterly basis.
Related to the additional provision of [INFORMATION REDACTED], we experienced higher than anticipated levels of claims activity during the first six months of 2005 [INFORMATION REDACTED]

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUEST BY WABASH NATIONAL CORPORATION
WNC CTR A-002
[INFORMATION REDACTED]. In June 2005, as part of our quarterly warranty analysis, it became clear that our previous estimates of warranty costs would not be adequate to cover our revised estimates. Specifically, in the second quarter of 2005, we experienced a higher number of occurrences covered through warranty than contemplated previously. Thus, we recorded additional warranty provision in June 2005.
In the fourth quarter of 2005, we provided approximately [INFORMATION REDACTED] of additional warranty provision related to DuraPlate trailers. [INFORMATION REDACTED]
2. Further, we noted the additional provisions for pre-existing warranties of $1.05 million recorded in the period ended March 31, 2006. Please tell us the circumstances to which these provisions relate. If these provisions are related to one or both of the matters indicated in your response to our prior comment number 1, explain to us the basis for the timing of when recorded and factors present that did not previously exist to warrant additional accrual during this period.
Response:
[INFORMATION REDACTED] During our initial evaluation of the corrective actions to be taken, several alternatives were identified. The 2005 estimate was based on an engineering alternative of reinforcing the panels, which would eliminate the need to replace panels initially installed in the trailer. We determined this was a reliable and most economical means of repair. The cost estimate at that time was determined by the number of potential trailers, multiplied by the average cost of the repair. It was identified in March of 2006 that this alternative was not effective and a more extensive repair is required. The additional work to repair these units resulted in an adjustment to our estimate of warranty costs of $1.05 million at March 31, 2006.
3. We note your response to prior comment number 6. We believe that your used trailer trade commitments qualify as guarantees pursuant to paragraph 3.a(2) of FIN 45. A fixed-price trade-in right which allows a customer to exchange a product purchased for a specified credit toward another product after some period of time is a guarantee as defined in FIN 45. We base this in part on the discussion contained in paragraphs 7 through 9 within the “Status” section of EITF Issue No. 00-24. As a result, the fixed-price trade-in right should be initially recognized and measured at fair value, provided the fixed-price trade-in right does not prohibit revenue recognition on the arrangement in general. In effect, an arrangement including a fixed-price trade-in right is a multiple-element arrangement where one element is the sale of the product and the other element is the trade-in right or guarantee. Please revise your historical financial statement accordingly

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUEST BY WABASH NATIONAL CORPORATION
WNC CTR A-003
Response:
We acknowledge your comment that a fixed-price trade-in right that allows a customer to exchange a product purchased for a specified credit toward another product after some specified period of time would represent a market value guarantee as defined in FIN 45. However, our used trailer commitments, as disclosed in Note 2.e on page 38 of our 2005 Form 10-K, do not represent fixed-price trade-in rights as contemplated in EITF Issue 00-24. EITF Issue 00-24, paragraph 2 states that its scope includes “only trade-in rights with a price that is specified at the time of delivery as a fixed amount at a specified point in time or as a specified percentage of the original equipment sales price during a specified period of time.” The paragraph goes on to state that “trade-in rights that provide the customer with the right to trade in equipment in the future at the equipment’s then-current fair value are not the focus of this Issue.”
Simply put, when we sell a new trailer we do not enter into agreements that allow trade-in rights on that same trailer.
The used trailer trade commitments disclosed in our 2005 Form 10-K arise when we enter into agreements to purchase used trailers from customers for equipment they currently own and operate. As such, these arrangements do not represent trade-in commitments on new trailers sold that would provide a customer with the right to trade in that same trailer, at a fixed-price, toward the purchase of a new trailer at a specified future point (effectively guaranteeing a minimum market value at some point in the future for the trailer that had been sold). Instead, these arrangements represent purchase agreements that we may enter into in conjunction with a customer purchasing new trailers or on a stand-alone basis when we are seeking to increase the used trailer inventories we hold for sale. In either case, we do not consider these arrangements to represent a stand-ready obligation to guarantee the market value of the used trailer as is contemplated in paragraphs 7 through 9 within the “Status” section of EITF Issue 00-24. The purchase price for the used trailers in these agreements is based upon the fair value of the used trailers at the time the purchase agreement is executed, as would be the case with any purchase agreement. While it is common that these agreements may allow for delivery of the used trailers for a period of time after the purchase agreement has been signed, these contracts do not contingently require us to make payments (or issue credits) to the customer based on changes in the fair value of the trailer. This is evidenced by a clause in our agreements that require that all trailers be delivered to us in a specified condition in order to protect the value of the trailer. If a trailer does not meet our minimum trade condition, the customer must either make the necessary repairs to the trailer within a specified period of time (at its own cost) or the purchase price per the contract is reduced for the expected repair costs and other inspection expenses.
For example, a customer may own and operate a 10 year old trailer that may have been manufactured by us or by any other manufacturer. This customer wants to purchase a new trailer to replace the 10 year old trailer. We would enter into a sale agreement that provides for the customer to purchase a new trailer manufactured by us and simultaneously enter into a separate agreement to purchase the 10 year old trailer currently in its fleet for a specified value (its estimated fair value). There would be no provisions for trading in the newly manufactured unit, negotiated or agreed to, at the time of sale.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUEST BY WABASH NATIONAL CORPORATION
WNC CTR A-004
Given the fact pattern we have described above, we do not believe that the agreements we enter into to purchase used trailers represent guarantee contracts that fall under the scope of FIN 45.
Form 10-Q: For the Period Ended March 31, 2006
Condensed Consolidated Statements of Operations, page 4
4. We note that you exited the intermodal container business in March 2006. Please explain to us why the operations of this business are not reported as discontinued operations.
Response:
We ceased manufacturing intermodal containers in March 2006. The assets included in the disposal group related to the manufacturing of intermodal containers did not qualify as a component of the Company in accordance with SFAS 144 as the operations and cash flows of intermodal container manufacturing could not be clearly distinguished from the overall manufacturing of trailers by the Company. Production of trailers and containers was maintained within the same facility, shared direct and indirect labor and overhead costs, and we did not maintain any separate operational or cash flow data related to the manufacture of intermodal containers other than the identification of certain dedicated fixed assets and product line sales information. Additionally, a majority of the fixed assets utilized in the construction of intermodal containers will be redeployed into the production of other types of trailers within the same production facility. Based upon the conclusion that the disposal group did not qualify as a component, we concluded that reporting discontinued operations would not be appropriate.
Managements Discussion and Analysis...page 11
Results of Operations, page 12
Three Months Ended March 31, 2006, page 13
Gross Profit, page 14
5. We note that your gross profit margin has decreased in each successive quarter since March 31, 2005. Please explain to us and disclose on a comprehensive basis in future filings the reasons for this trend. Address your expectations on the continuation of this trend, what, if any, actions are being undertaken with respect to improving future margins, and the anticipated timeframe in which you expect the trend to reverse.
Response:
As disclosed in our quarterly Form 10-Q filings for the period March 31, 2005 through March 31, 2006 and in our December 31, 2005 Form 10-K, we have been experiencing a reduction in our gross profit margin, a trend that we are taking actions to address. A number of factors have impacted our gross profit, including continued competitive pressures on sales price, customer and product mix, higher commodity prices that increase our costs and may not always be passed

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUEST BY WABASH NATIONAL CORPORATION
WNC CTR A-005
through to customers, and operating inefficiencies that have resulted in declining margins. The following table details our gross profit margin for the past three years, by quarter.

2003				2004				2005				2006
1q	2q	3q	4q	1q	2q	3q	4q	1q	2q	3q	4q	1q
10.4	(1.7)	7.9	7.4	10.4	14.4	13.3	10.1	13.4	11.2	10.2	10.0	8.7

As illustrated in the table above, although there has been a trend toward lower quarterly gross margin percentages from March 31, 2005 through March 31, 2006, it remains within the range of margins experienced over the past three years which have experienced volatility from quarter to quarter due to customer and product mix, manufacturing inefficiencies, the timing of material cost increases and our related ability to pass through such increases to customers. We have a number of initiatives that are currently underway, such as manufacturing automation, seeking lower cost sources of component parts and workforce rationalization that are intended to improve our gross margin percentage. We believe these actions will position us to maintain gross margins within the historical ranges noted in the last three years with the intent of increasing future margins above that range. However, there are many variables that could impact our ability to sustain and or improve gross margins including rising material costs, labor efficiencies and competitive pricing pressures which we can not predict. We will provide further discussion of gross margin trends and expectations in future filings.
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Please direct any questions, comments and advice of the Commission staff to me at 765-771-5476, (fax) 765-771-5308 or Cynthia Kretz, Wabash’s General Counsel at 765-771-5595, (fax) 765-771-5579.

Respectively submitted, Wabash National Corporation
By:	/s/ Robert J. Smith

Robert J. Smith Senior Vice President – Chief Financial Officer

cc:	Cynthia Kretz
Doug Jones
Jim Pease, Ernst & Young LLP
Michael Silver, Hogan & Hartson L.L.P.